VL 4-11-02

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20549

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SEC FILE NUMBER
8- 33761

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
APR 0 1 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING: **January 1, 2001** (MM/DD/YY) AND ENDING **December 31, 2001** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Excalibur Financial Group, Inc.

Signature ______

Title ______

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

113 Coronado Court, Bldg. A2
(No. and Street)

Fort Collins (City) **CO** (State) **80525** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rick Meehleis, MS, CFP **(970) 223-4200**
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anderson & Whitney, P.C.
(Name — *if individual, state last, first, middle name)*

1001 Ninth Avenue (Address) **Greeley** (City) **CO** (State) **80631-4046** Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 1 2 2002
THOMSON FINANCIAL P

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Rick Meehleis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Excalibur Financial Group, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Subscribed and sworn to before me
this 27 day of March, 2002
in the county of Larimer,
state of Colorado.

MICHELLE A. MEEHLEIS
NOTARY PUBLIC
STATE OF COLORADO

Notary Public
MY COMMISSION EXPIRES 5/31/2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Control Structure.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

Independent Auditors' Report 1

STATEMENTS OF FINANCIAL CONDITION 2

STATEMENTS OF STOCKHOLDER'S EQUITY 3

STATEMENTS OF OPERATIONS 4

STATEMENTS OF CASH FLOWS 5

NOTES TO FINANCIAL STATEMENTS 6

SUPPLEMENTARY INFORMATION:

Independent Auditors' Report on Internal Control Structure 9

Computation of Net Capital Pursuant to Rule 15c3-1 - Audited 11

Reconciliation of Audited and Unaudited Computation of Net Capital Pursuant to Rule 15c3-1 13

This page is intentionally left blank.

CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

1001 Ninth Avenue
Greeley, Colorado 80631-4046

(970) 352-7990 ▫ FAX (970) 352-1855
Website: awhitney.com

ANDERSON & WHITNEY PC

Independent Auditors' Report

Board of Directors
Excalibur Financial Group, Inc.
Fort Collins, Colorado

We have audited the accompanying statements of financial condition of Excalibur Financial Group, Inc. as of December 31, 2001 and 2000 and the related statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Excalibur Financial Group, Inc. as of December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information section, presented for the purposes of additional analysis, is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Anderson & Whitney, P.C.

March 27, 2002

EXCALIBUR FINANCIAL GROUP, INC.

STATEMENTS OF FINANCIAL CONDITION

December 31	2001	2000
ASSETS		
Current Assets:		
Cash	$ 7,475	$ 3,207
Certificate of deposit	6,000	6,000
Commissions receivable	19,677	22,959
Furniture, net of accumulated depreciation of $3,787	1,943	2,761
TOTAL ASSETS	$ 35,095	$ 34,927
LIABILITIES		
Accounts Payable	$ 23,000	$ 1,000
Total Current Liabilities	23,000	1,000
STOCKHOLDER'S EQUITY		
Common Stock, $.001 par value; 100,000 shares authorized; 100,000 shares issued and outstanding	100	100
Additional Paid-in Capital	12,400	12,400
Retained Earnings (Deficit)	(405)	21,427
Total Stockholder's Equity	12,095	33,927
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 35,095	$ 34,927

See Accompanying Notes to Financial Statements.

EXCALIBUR FINANCIAL GROUP, INC.

STATEMENTS OF STOCKHOLDER'S EQUITY

Years Ended December 31, 2000 and 2001	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, January 1, 2000	$ 100	$ 12,400	$ 16,064	$ 28,564
Net earnings for the year ended December 31, 2000	-	-	5,363	5,363
Balance, December 31, 2000	100	12,400	21,427	33,927
Net loss for the year ended December 31, 2001	-	-	(21,832)	(21,832)
Balance, December 31, 2001	$ 100	$ 12,400	$ (405)	$ 12,095

See Accompanying Notes to Financial Statements.

EXCALIBUR FINANCIAL GROUP, INC.

STATEMENTS OF EARNINGS

Years Ended December 31	2001	2000
Revenue:		
Commissions	$ 398,172	$ 863,281
Interest	282	271
Total Revenue	398,454	863,552
Expenses:		
Accounting	1,000	1,995
Auto expenses	12,711	12,001
Commissions	300,339	767,229
Depreciation	818	1,105
Insurance	4,655	4,159
Legal	13,135	-
Postage	2,552	2,862
Rent	8,031	8,917
Taxes and licenses	3,581	3,818
Telephone	7,673	8,775
Travel and promotion	64,558	44,796
Other	1,233	2,532
Total Expenses	420,286	858,189
Earnings (Loss) Before Income Taxes	(21,832)	5,363
Income Tax Expense	-	-
NET EARNINGS (LOSS)	$ (21,832)	$ 5,363

See Accompanying Notes to Financial Statements.

EXCALIBUR FINANCIAL GROUP, INC.

STATEMENTS OF CASH FLOWS

Years Ended December 31	2001	2000
Cash Flows From Operating Activities:		
Cash received for commissions	$ 401,454	$ 858,171
Cash paid to suppliers and independent contractors	(397,468)	(856,084)
Interest received	282	294
Income taxes paid	-	-
Net Cash Provided by Operating Activities	4,268	2,381
Cash Flows from Investing Activities	-	-
Cash Flows from Financing Activities	-	-
Net Increase in Cash	4,268	2,381
Cash, Beginning of Year	3,207	826
Cash End of Year	$ 7,475	$ 3,207
Reconciliation of Net Earnings (Loss) to Net Cash from Operating Activities:		
Net Earnings (Loss)	$ (21,832)	$ 5,363
Adjustments:		
Depreciation	818	1,105
(Increase) decrease in:		
Commissions receivable	3,282	(5,110)
Interest receivable	-	23
Increase (decrease) in:		
Accounts payable	22,000	1,000
Net Cash Provided by Operating Activities	$ 4,268	$ 2,381

See Accompanying Notes to Financial Statements.

EXCALIBUR FINANCIAL GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies:

The accounting and reporting policies of Excalibur Financial Group, Inc. (the Company), conform to generally accepted accounting principles. The following summary of significant accounting policies is presented to assist the reader in evaluating the Company's financial statements.

Nature of Operations:
The Company sells annuities, universal life policies and leasing limited partnerships, each of which is placed directly with the underwriting companies. The Company's customers are located throughout the United States

Furniture, Equipment and Depreciation:
Furniture and equipment are recorded at acquisition cost or fair market value at time of contribution. Depreciation is computed using accelerated methods over the assets' estimated useful lives.

Income Taxes:
Deferred tax liabilities or assets, net of any applicable valuation allowance for deferred tax assets, are recognized for the estimated future tax effects attributable to tax carry-forwards. Temporary differences between book and tax reporting relate to the cash basis used for income tax reporting.

Use of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2 - Operating Leases:

The Company leases office space under a month-to-month lease requiring monthly payments of $729 plus a pro rata share of common costs. The Company also leased two vehicles under operating leases requiring monthly payments of $320 and $701 through August 2001. Two new vehicles were leased in 2001 under operating leases with monthly payments of $846 and $408 through August 2003 and August 2004, respectively. Total lease expense for 2001 and 2000 was $20,742 and $20,878, respectively. Future minimum lease payments at December 31, 2001 are $15,048 in 2002, $10,818 in 2003, and $2,856 in 2004.

Note 3 - Income Taxes:

Years Ended December 31	2001	2000
Current income tax expense	$ --	$ --
Deferred income tax expense (benefit)	--	--
Income Tax Expense (Benefit)	$ --	$ --

Amounts of deferred tax assets are as follows:

December 31	2001	2000
Deferred tax asset related to net operating loss carryforwards	$ 355	$ 308
Valuation allowance	(355)	(308)
Net Deferred Tax Asset	$ --	$ --

Realization of the deferred tax asset is dependent on generating sufficient taxable income prior to expiration of the net operating loss carryforwards. The amount of the net deferred tax asset considered realizable could change in the near term if estimates of future taxable income during the carryforward period change. The remaining net operating loss carryforward at December 31, 2001 is $2,368.

Note 4 - Regulatory Requirements:

The Company is required to maintain a minimum net capital, as defined under Rule 15c3-1 of the Securities Exchange Act of 1934. Net capital may fluctuate on a daily basis. At December 31, 2001, the Company had net capital of $6,519 and the minimum net capital requirement was $5,000.

Note 5 - Concentration of Credit Risk:

During 2001, the Company sold investment products of three companies which represent 58%, 18% and 16%, respectively, of the Company's commission revenue. During 2000, the Company sold investment products of two companies which represent 64% and 29%, respectively, of the Company's commission revenue.

SUPPLEMENTARY INFORMATION

CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

1001 Ninth Avenue
Greeley, Colorado 80631-4046

(970) 352-7990 ▫ FAX (970) 352-1855
Website: awhitney.com

ANDERSON & WHITNEY PC

Independent Auditors' Report on Internal Control

Board of Directors
Excalibur Financial Group, Inc.
Fort Collins, Colorado

In planning and performing our audit of the financial statements of Excalibur Financial Group, Inc. (the Company) for the year ended December 31, 2001, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- making the quarterly securities examinations, counts, verifications and comparisons
- recordation of differences required by rule 17a-13
- complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Independent Auditors' Report on Internal Control - Continued

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the control environment, accounting system and control procedures and their operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Excalibur Financial Group, Inc. for the year ended December 31, 2000, and this report does not affect our report thereon dated March 27, 2001.

An effective internal control structure should have an adequate segregation of duties among the employees so that a system of checks and balances is established. The primary accounting functions of the Company are performed by one person and appropriate supervision is not available. We realize it is difficult to segregate duties when there is a limited number of employees. However, we believe that it is important that management be aware that whenever a limited number of people are in control of the accounting function, there is a greater risk that errors or other irregularities, either intentional or unintentional, will occur and not be detected in a timely manner.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, except for the material weakness described above, we believe that the Company's practices and procedures were adequate at December 31, 2000 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Anderson & Whitney, P.C.

March 27, 2002

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER EXCALIBUR FINANCIAL GROUP, Inc. as of December 31, 2001

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$	12,095	3480
2. Deduct ownership equity not allowable for Net Capital 19			(	)	3490
3. Total ownership equity qualified for Net Capital				12,095	3500
4. Add:					
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					3520
B. Other (deductions) or allowable credits (List)					3525
5. Total capital and allowable subordinated liabilities			$	12,095	3530
6. Deductions and/or charges: 17					
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$	5,576	3540		
B. Secured demand note deficiency			3590		
C. Commodity futures contracts and spot commodities-proprietary capital charges			3600		
D. Other deductions and/or charges			3610	(5,576)	3620
7. Other additions and/or allowable credits (List)					3630
8. Net capital before haircuts on securities positions 20			$	6,519	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):					
A. Contractual securities commitments	$		3660		
B. Subordinated securities borrowings			3670		
C. Trading and investment securities:					
1. Exempted securities 19			3735		
2. Debt securities			3733		
3. Options			3730		
4. Other securities			3734		
D. Undue Concentration			3650		
E. Other (List)			3736	( )	3740
10. Net Capital			$	6,519	3750
				OMIT PENNIES	

Nonallowable assets (line 3540):

Furniture and equipment	$ 1,943
Commissions receivable > 30 days	3,633
	$ 5,576

Explanatory Note:

The Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 was not included as the Company is exempt from such under provisions of Rule 15c3-3.

3/78

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER EXCALIBUR FINANCIAL GROUP, Inc. as of December 31, 2001

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)			$ 1,533	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$ 5,000	3758
13.	Net capital requirement (greater of line 11 or 12)			$ 5,000	3760
14.	Excess net capital (line 10 less 13)			$ 1,519	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19) 22.			$ 4,219	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.1. liabilities from Statement of Financial Condition			$ 23,000	3790
17.	Add:				
	A. Drafts for immediate credit 21.	$	3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
	C. Other unrecorded amounts (List)	$	3820	$	3830
19.	Total aggregate indebtedness			$ 23,000	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)			% 353	3650
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			% 65	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$ N/A	3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) 23	$ N/A	3880
24.	Net capital requirement (greater of line 22 or 23)	$ N/A	3760
25.	Excess net capital (line 10 less 24)	$ N/A	3910
26.	Net capital in excess of:		
26.	5% of combined aggregate debit items or $120,000	$ N/A	3920

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

EXCALIBUR FINANCIAL GROUP, INC.

Reconciliation of Audited and Unaudited Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2001

Net capital as reported in the Company's Part IIA (Unaudited) Focus Report	$ 10,153
Less: Commissions receivable > 30 days	(3,633)
Rounding	(1)
Net Capital as Reported in the Accompanying Audited Financial Statements	$ 6,519

Note: The Company has indicated it will file an amended Focus Report for December 31, 2001.